UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BLACKBOXSTOCKS INC.
Full Name of Registrant

Former Name if Applicable
5430 LBJ Freeway, Suite 1485
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75240
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Blackboxstocks Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Report, including, without limitation, the Company’s financial statements for the three months ended June 30, 2018.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Gust Kepler	(972)	726-9203
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At June 30, 2018, the Company expects to report an accumulated deficit of approximately $3,141,105 and for the three months ended June 30, 2018, net losses of approximately $243,976 as compared to $352,472 for the prior year.

For the three months ended June 30, 2018, the Company expects to report total revenue of approximately $147,375 as compared to $196,945 for the same three month period in 2017. The Company also expects to report approximately $150,738 in costs of operations during the three months ended June 30, 2018 as compared to $133,192 for the same period in 2017. For the three months ended June 30, 2018, the Company expects to report operating expenses totaling approximately $232,798 compared to $415,707 for the same period in 2017, representing a decrease of $182,909.

This Notification of Late Filing contains forward-looking statements. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the Company’s management. The Company’s management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the Company’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, those described from time to time in other reports which we file with the U.S. Securities and Exchange Commission, and other risks and uncertainties including, without limitation, disclosures to be made in the Company’s Quarterly Report and the possibility that actual net loss, revenue, and/or expenses for the three months ended June 30, 2018 are different from the estimates provided herein.

Blackboxstocks Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2018	By	/s/ Gust Kepler
Gust Kepler, Chief Executive Officer